UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

As previously disclosed, on July 5, 2021, IceCure Medical Ltd. (the “Company”) was informed that a motion to certify a claim as a class action was filed by a purported shareholder of the Company in the Tel Aviv District Court (the “Court”) against the Company, certain members of its board of directors, its controlling shareholder and certain investors who participated in a private placement approved by the Company’s shareholders on March 7, 2021.

The motion alleges, among other things, that the private placement was conducted at a significant discount to the Company’s share price, that the share price did not reflect certain material information allegedly in the Company’s possession at the time, and that there were alleged defects in the approval process of the private placement.

Following evidentiary proceedings and submission of briefs by the parties, on May 5, 2026, the Court issued a decision approving the motion to certify the proceeding as a class action against the Company, its officers and directors, its controlling shareholder and, to a more limited extent, certain investors who participated in the private placement. The Court also approved the certification of two plaintiff classes, appointed the applicant as the representative plaintiff and approved the causes of action set forth in the decision.

The Company respectfully disagrees with the Court’s decision and continues to believe that the claims are without merit. The Company is currently reviewing the decision, is considering its next steps, including the possibility of filling a motion for rehearing or otherwise seeking further review, and intends to defend itself vigorously.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-290046  and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses its expectations with respect to the outcome of the legal proceedings described above, potential next steps and intent to defend itself vigorously. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 17, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: May 6, 2026	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

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